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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                             SLM INTERNATIONAL, INC.
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    784414203
                                 --------------
                                 (CUSIP Number)


                              DAVID W. POLLAK, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 7, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------                --------------------------------
  CUSIP No. 784414203                 13D        Page  2  of   11   Pages
           -------------                              ---    ------
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   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   WS ACQUISITION L.L.C.      13-3907149
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [ ]
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*
              WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                              [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
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                  7    SOLE VOTING POWER

   NUMBER OF                3,341,287(1)
    SHARES     ----------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER
   OWNED BY
     EACH                    0
  REPORTING    ----------------------------------------------------------------
 PERSON WITH      9    SOLE DISPOSITIVE POWER

                            3,341,287(1)
               ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                             0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,341,287(1)
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              50.5%(1)(2)
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  14    TYPE OF REPORTING PERSON*

              OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------

(1) Includes 115,135 shares of Common Stock issuable upon exercise of the New Warrants (as hereinafter defined).

(2) Based on 6,500,000 shares of Common Stock outstanding on May 16, 1997 as reported in the Company's Form 10-Q for the period ended March 29, 1997 (which includes 690,906 shares of Common Stock held in reserve for the benefit of holders of certain unsecured claims against the Company disputed in the Company's reorganization proceedings), and taking into account the 115,135 shares of Common Stock issuable upon exercise of the New Warrants.

ITEM 1. SECURITY AND ISSUER.

     The statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on April 24, 1997 in respect of shares of common stock, par value $0.01 per share (the "Common Stock"), of SLM International, Inc., a Delaware corporation ("the "Company"), the principal executive offices of which are located c/o Maska U.S., Inc., 139 Harvest Lane, P.O. Box 1200, Williston, Vermont 05495, is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated as follows:

     The securities were acquired for investment purposes only.

     Except as set forth in this Item 4 below, the Reporting Person has no plan or proposal which relates to or would result in any of the events listed in Items 4(a) through (j) of the instructions to Schedule 13D.

     On August 7, 1997, pursuant to a Letter Agreement (the "Warrant Purchase Agreement") dated August 4, 1997 between the Reporting Person and the entities listed on Schedule A thereto (collectively, the "Sellers"), the Reporting Person acquired 115,135 New Warrants (as such term is defined in the Company's First Amended Joint Chapter 11 Plan As Modified, dated as of November 12, 1996, as amended (the "Reorganization Plan")) (the "New Warrants") of the Company. Each New Warrant entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $16.92 per share. The Sellers are former stockholders of the Company who, on the effective date of the Reorganization Plan, received the New Warrants in exchange for shares of common stock of the Company, par value $.01 per share, held by them in the ratio of one New Warrant for every 67 shares of such common stock.

     To the extent any of the other stockholders or holders of New Warrants of the Company offer terms acceptable to the Reporting Person, the Reporting Person will consider purchasing the shares or New Warrants of the Company offered to be sold by such other holders.

     Pursuant to the terms of the Reorganization Plan, 690,906 shares of Common Stock were held in reserve for the benefit of the holders of certain unsecured claims against the Company which were disputed by an interested party in the reorganization proceedings. If a disputed claim is disallowed, in whole or in part, pursuant to a final order of the court with jurisdiction over the reorganization proceedings, the number of shares of Common Stock which was held on account of such disallowed disputed claim shall be issued, pro rata, to certain stockholders of the Company, including the Reporting Person.

     Pursuant to the terms of a letter agreement, dated January 6, 1997 (the "Option Agreement"), between the Reporting Person and the Company, as such letter agreement was amended by a letter agreement dated April 8, 1997, between the Reporting Person and the Company, the Reporting Person agreed to purchase from the Company, for a purchase price of $8.50 per share, those shares of Common Stock which would otherwise be distributed by the Company to certain individuals and entities who held unsecured claims against the Company in connection with the Reorganization Plan but which individuals and entities elect to receive cash from the Company in lieu of those shares.

     In May 1997 and June 1997, the Reporting Person acquired 9,450 and 22,434 shares of Common Stock, respectively, pursuant to the terms of the Option Agreement. The maximum number of such shares of Common Stock that the Reporting Person may purchase or acquire pursuant to the terms of the two immediately preceding paragraphs is 690,906 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated as follows:

          (a) The Reporting Person has acquired and beneficially owns 3,226,152 shares of Common Stock plus 115,135 shares of Common Stock issuable upon exercise of the New Warrants. Based upon the 6,500,000 shares of Common Stock outstanding on May 16, 1997 as reported in the Company's Form 10-Q for the quarter ended March 29, 1997 (which includes 690,906 shares of Common Stock held in reserve for the benefit of holders of certain unsecured claims against the Company disputed in the Company's reorganization proceedings), if the Reporting Person were to exercise all of the New Warrants in full, the Reporting Person would own approximately 50.5% of the outstanding shares of Common Stock of the Company.

          (b) The Reporting Person has sole voting power and sole dispositive power for all the shares of Common Stock listed in 5(a) above.

          (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person except for the acquisitions of beneficial ownership of the Common Stock being reported on this Schedule 13D.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned beneficially by the Reporting Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and supplemented by the following information:

     The response set forth in Item 4 with respect to the Warrant Purchase Agreement is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended and supplemented by the following:

Exhibit 3. Letter Agreement, dated as of August 4, 1997, between the Reporting Person and the Sellers listed on Schedule A thereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 1997

                                          WS ACQUISITION L.L.C.


                                          By: /s/ DOUGLAS W. ROTATORI
                                             -----------------------------------
                                             Name:  Douglas W. Rotatori
                                             Title: Vice President

                                  Exhibit Index

                                                                Sequentially
 Exhibit   Description                                          Numbered Page
 -------   -----------                                          -------------
    1      Stockholders' Agreement, dated as of
             April 11, 1997, by and among the
             stockholders of the Company described therein*


    2      Letter Agreement, dated January 6, 1997, between
             the Reporting Person and the Company, as amended by letter agreement dated April 8, 1997, between the Reporting Person and the Company*

    3      Letter Agreement, dated August 4, 1997, between
             the Reporting Person and the Sellers listed on Schedule A thereto.**

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 * Previously filed with the Schedule 13D.
** Filed herewith.